UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Clearwater Analytics Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons WCAS XII Carbon Analytics Acquisition, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons WCAS XIII Carbon Analytics Acquisition, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 30,486,588
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 30,486,588

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,486,588(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 30,486,588 shares of Class A Shares issuable in respect of (i) 17,353,935 LLC Interests (together with an equal number of shares of Class C Shares), and (ii) 13,132,653 shares of Class D Shares.

(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons WCAS GP CW LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 30,486,588
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 30,486,588

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,486,588(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 30,486,588 shares of Class A Shares issuable in respect of (i) 17,353,935 LLC Interests (together with an equal number of shares of Class C Shares), and (ii) 13,132,653 shares of Class D Shares.

(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons WCAS XII Carbon Investors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons WCAS XIII Carbon Investors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 30,486,588
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 30,486,588

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,486,588(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 30,486,588 shares of Class A Shares issuable in respect of (i) 17,353,935 LLC Interests (together with an equal number of shares of Class C Shares), and (ii) 13,132,653 shares of Class D Shares.

(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII Delaware, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII Delaware II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Welsh, Carson, Anderson & Stowe XII Cayman, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons WCAS XII Associates Cayman, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons WCAS XII Associates LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons WCAS XIII Associates LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 30,486,588
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 30,486,588

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,486,588(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 30,486,588 shares of Class A Shares issuable in respect of (i) 17,353,935 LLC Interests (together with an equal number of shares of Class C Shares), and (ii) 13,132,653 shares of Class D Shares.

(2)

Calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024.

Item 1(a).	Name of Issuer

Clearwater Analytics Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

777 W. Main Street, Suite 900

Boise, ID 83702

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	WCAS XII Carbon Analytics Acquisition, L.P.

(ii)	WCAS XIII Carbon Analytics Acquisition, L.P.

(iii)	WCAS GP CW LLC

(iv)	WCAS XII Carbon Investors, L.P.

(v)	WCAS XIII Carbon Investors, L.P.

(vi)	Welsh, Carson, Anderson & Stowe XII, L.P.

(vii)	Welsh, Carson, Anderson & Stowe XII Delaware, L.P.

(viii)	Welsh, Carson, Anderson & Stowe XII Delaware II, L.P.

(ix)	Welsh, Carson, Anderson & Stowe XII Cayman, L.P.

(x)	WCAS XII Associates Cayman, L.P.

(xi)	WCAS XII Associates LLC

(xii)	WCAS XIII Associates LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence

C/O Welsh, Carson, Anderson & Stowe

599 Lexington Avenue, 18th Floor

New York, New York 10022

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

185123106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

LLC Interests are each convertible into one Class A Share or, if requested by a principal equity owner, one Class D Share. In connection with such conversion, an equal number of Class C Shares will be redeemed and cancelled for no consideration.

The reported securities include 16,048,336 shares of Class C Common Stock directly held by WCAS XIII Carbon Analytics Acquisition, L.P., 1,054,717 shares of Class C Common Stock directly held by WCAS GP CW LLC, 12,956,360 shares of Class D Common Stock directly held by WCAS XIII Carbon Investors, L.P. and 250,882 shares of Class C Common Stock and 176,293 shares of Class D Common Stock directly held by WCAS XIII Associates LLC (together, the “WCAS Entities”).

The general partner of Welsh, Carson, Anderson & Stowe XII Delaware, L.P. and Welsh, Carson, Anderson & Stowe XII Cayman, L.P. is WCAS XII Associates Cayman, L.P. The general partner of WCAS XII Carbon Analytics Acquisition, L.P., Welsh, Carson, Anderson & Stowe XII, L.P., WCAS XII Associates Cayman, L.P. and Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. is WCAS XII Associates LLC. The general partner of WCAS XIII Carbon Analytics Acquisition, L.P. and WCAS XIII Carbon Investors, L.P. and the managing member of WCAS GP CW LLC is WCAS XIII Associates LLC. Investment and voting decisions with respect to the shares held by the WCAS Entities are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares. The reported securities give effect to sales made by the Reporting Persons between September 30, 2024 and the filing date hereof.

All percentages reported herein are calculated assuming 247,024,331 Class A Shares outstanding based upon (i) 172,050,286 Class A Shares outstanding, (ii) 27,424,288 Class A Shares issuable in respect of 27,424,288 LLC Interests (together with an equal number of Class C Shares), and (iii) 47,549,757 Class A Shares issuable in respect of 47,549,757 Class D Shares, each as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 6, 2024, which includes securities held by other entities party to the group whose members are named in Exhibit A hereto.

Each of the Reporting Persons disclaims beneficial ownership except to the extent of their pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is the beneficial owner of any or all of the reported securities for the purposes of Section 13 or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of, and the response to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any shares of common stock that the Reporting Persons may be deemed to beneficially own solely by reason of the Stockholders’ Agreement (as defined and described in Exhibit A hereto).

Item 5.	Ownership of Five Percent or Less of a Class

As a result of certain previously disclosed distributions for no considerations to their respective members, WCAS XII Carbon Analytics Acquisition, L.P., WCAS XII Carbon Investors, L.P., Welsh, Carson, Anderson & Stowe XII, L.P., Welsh, Carson, Anderson & Stowe XII Delaware, L.P., Welsh, Carson, Anderson & Stowe XII Delaware II, L.P., Welsh, Carson, Anderson & Stowe XII Cayman, L.P., WCAS XII Associates Cayman, L.P. and WCAS XII Associates LLC no longer hold any securities of the Issuer and will not file Section 13G statements in the future.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

WCAS XII CARBON ANALYTICS ACQUISITION, L.P.

By: WCAS XII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS XIII CARBON ANALYTICS ACQUISITION, L.P.

By: WCAS XIII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS GP CW LLC

By: WCAS XIII Associates LLC, its managing member

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS XII CARBON INVESTORS, L.P.

By: WCAS XII Associates LLC, its general partner

s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS XIII CARBON INVESTORS, L.P.

By: WCAS XIII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WELSH, CARSON, ANDERSON & STOWE XII, L.P.

By: WCAS XII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.

By: WCAS XII Associates Cayman, L.P., its general partner

By: WCAS XII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.

By: WCAS XII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.

By: WCAS XII Associates Cayman, L.P., its general partner

By: WCAS XII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS XII ASSOCIATES CAYMAN, L.P.

By: WCAS XII Associates LLC, its general partner

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS XII ASSOCIATES LLC

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

WCAS XIII ASSOCIATES LLC

/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Managing Member

EXHIBIT LIST

Exhibit A	Identification and Classification of Members of the Group
Exhibit B	Joint Filing Agreement, dated as of February 14, 2022, incorporated by reference to the Schedule 13G filed February 14, 2022.